SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[	] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to ________

Commission File number 1-9751

CHAMPION ENTERPRISES, INC.

SAVINGS PLAN

(Full title of the plan)

CHAMPION ENTERPRISES, INC.

2701 Cambridge Court, Suite 300

Auburn Hills, Michigan 48326

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Administration Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CHAMPION ENTERPRISES, INC. SAVINGS PLAN
/s/ RICHARD P. HEVELHORST
Richard P. Hevelhorst
Member, Employee Benefits
Administration Committee

Date:	June 28, 2005

Champion Enterprises, Inc. Savings Plan

Index to Financial Statements and Schedule

December 31, 2004 and 2003

Page Number
Financial Statements

Report of Independent Auditors	2

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	4

Notes to Financial Statements	5 - 9

Schedule*
Schedule I – Schedule of Assets Held at End of Year as of December 31, 2004 – Form 5500, Schedule H, Part IV, line 4i	10

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Administration Committee

Champion Enterprises, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of Champion Enterprises, Inc. Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Champion Enterprises Inc. Savings Plan as of December 31, 2003 were audited by other auditors whose report dated May 28, 2004, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 24, 2005

Champion Enterprise Inc. Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31, 2004	December 31, 2003
Assets
Participant-directed investments
Champion Enterprises, Inc. Common Stock	$8,844	$5,737
Fidelity Magellan Fund	19,548	18,276
Fidelity Managed Income Portfolio	16,952	11,808
Fidelity Retirement Government Money Market Portfolio	12,185	13,207
Fidelity Equity-Income Fund	11,695	8,044
Fidelity Contrafund	11,365	10,300
Fidelity Capital Appreciation Fund	8,022	5,656
Fidelity Intermediate Bond Fund	7,012	7,424
Fidelity Low-Priced Stock Fund	4,840	3,267
Fidelity Puritan Fund	4,794	1,710
Fidelity Diversified International Fund	3,177	2,098
Fidelity Asset Manager	1,652	1,777
Fidelity Freedom 2020 Fund	857	365
Fidelity Aggressive Growth Fund	811	500
Fidelity Freedom 2010 Fund	650	407
Fidelity Freedom 2030 Fund	411	235
Fidelity Freedom 2040 Fund	330	162
Calamos Growth A Fund	296	—
Fidelity Freedom Income Fund	131	84
Fidelity Freedom 2000 Fund	108	50
Fidelity Freedom 2015 Fund	89	—
Managers Special Equity Fund	33	—
Fidelity Freedom 2025 Fund	31	—
Fidelity Freedom 2005 Fund	26	—
Fidelity Freedom 2035 Fund	4	—
Other	131	—
Loans to participants	4,807	3,415

Total investments	118,801	94,522

Receivables
Participants’ contributions	93	21
Employer’s contributions	39	9
Loan repayments and interest	39	11

Total receivables	171	41

Total assets	118,972	94,563

Liabilities
Amounts to be refunded to participants (Note 3)	183	108

Total liabilities	183	108

Net assets available for benefits	$118,789	$94,455

The accompanying notes are an integral part of these financial statements.

Champion Enterprises, Inc. Savings Plan

Statement of Changes in Net Assets Available for Benefits

(In thousands)

For the Year Ended
December 31,
2004
Additions
Additions to net assets attributed to:
Contributions
Participants'	$6,553
Employer's	2,699
Rollover	196

Total contributions	9,448

Investment income
Interest and dividends	2,527
Net appreciation in fair value of investments
Champion Enterprises, Inc. Common Stock	4,003
Mutual funds	4,828
8,831
Net investment income	11,358
Total additions	20,806

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	13,821
Amounts to be refunded to participants (Note 3)	183
Administrative and other expenses	122
Total deductions	14,126

Net increase	6,680

Transfers from subsidiaries' savings plans (Note 4)	17,654

Net assets available for benefits:
Beginning of year	94,455

End of year	$118,789

The accompanying notes are an integral part of these financial statements.

Champion Enterprises, Inc. Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 1 – Significant Accounting Policies

The accompanying financial statements of the Champion Enterprises, Inc. Savings Plan (the “Plan”) have been prepared on the accrual basis of accounting. Investment transactions are recorded at cost on the trade date basis. Income is recorded as earned. Expenses are recorded when incurred. Benefit payments are recorded when paid. Participants’ contributions are recorded in the period during which the amounts are withheld from participants’ earnings. Employer’s contributions are recorded in the same period as the related participants’ contributions.

Investments, other than loans to participants, are stated at fair value as determined by Fidelity Management Trust Company, the trustee of the Plan (the “Trustee”), and are based on quoted market prices. Loans to participants are stated at their outstanding balances which approximates fair value. Net appreciation or depreciation in the fair value of investments as presented in the Statement of Changes in Net Assets Available for Benefits represents the net amount of realized gains or losses and unrealized appreciation or depreciation on those investments.

The Plan provides for various investment options in mutual funds and other types of investments. The Plan’s investments are exposed to various risks, including interest rate, inflation, national and international economies, market and credit risks. These risks could result, in the near term, in material changes to the values of the Plan’s investments and participants’ account balances.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Note 2 – Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was initially approved by the shareholders of Champion Enterprises, Inc. (the “Company” or “Plan Sponsor”) on July 11, 1984 and became effective as of February 26, 1983. The Plan is administered by the Employee Benefits Administration Committee (the “Committee”), whose members are appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Champion Enterprises, Inc. Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 2 – Plan Description, continued

In general, through December 31, 2004, all hourly and salaried employees of the Company and its participating subsidiaries are eligible to participate in the Plan at the beginning of the month following the completion of one year of service. On November 18, 2004, the Committee voted unanimously to approve a change in the eligibility in the 401(k) Plan. As of January 1, 2005, all hourly and salaried employees of the Company and its participating subsidiaries are eligible to participate in the Plan at the beginning of the month following the completion of three months of service.

Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the “IRC”), in an amount ranging from 1% to 17% of compensation. However, the IRC places annual limits on employee contributions to the Plan; the 2004 limit was $13,000 per participant. Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans. Additionally, participants age 50 or older may make annual pretax catch-up contributions up to the annual limit established by the IRC; the 2004 limit was $3,000 per qualifying employee.

The Company and its participating subsidiaries make matching contributions that currently are equal to 50% of participant contributions, up to the first 6% of compensation contributed, and are invested in the funds selected by the participants. Rollover contributions and catch-up contributions are not subject to matching contributions.

All participant contributions and earnings thereon are 100% vested and nonforfeitable. All matching contributions plus earnings thereon are 100% vested and nonforfeitable once the participant has completed one year of service. Participants may change or discontinue the amount of their contributions at various times throughout the year as specified in the Plan document. Participants may change their investment selections at any time.

Under the terms of the Plan, a participant may borrow up to 50% of his or her account balance with loan amounts and maturities ranging from $1,000 to $50,000 and six months to five years, respectively. Loans are generally repaid through periodic payroll withholdings, are secured by the participant’s account balance and bear interest at rates based on the general prime rate plus 2% as of the first business day of the month in which the participant applies for the loan. If a participant fails to make a scheduled repayment, the loan will be considered in default after a certain period of time as specified in the Plan document, and the participant will be deemed to have received a taxable distribution from the Plan.

Champion Enterprises, Inc. Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 2 – Plan Description, continued

While employed by the Company, participants may withdraw all or a portion of their savings from the Plan upon attaining age 59 ½. Prior to age 59 ½, participants may withdraw pretax contributions under certain circumstances, such as financial hardship, subject to limitations set by the IRC and as specified in the Plan document.

Upon termination of employment, whether due to retirement, death, disability or any other cause, participants or beneficiaries may have their accounts distributed. Participants with account balances in excess of $5,000 may defer the distribution of their accounts until age 65.

Expenses of administering the Plan, including the expenses of the Committee and the fees and expenses of the Trustee, are generally borne by the Company (see Note 5). However, brokerage and loan fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative and other expenses.

Note 3 – Amounts to Be Refunded to Participants

Amounts to be refunded to participants represent contributions made to the Plan during 2004 and 2003 that were in excess of limits established by the IRC. These amounts, plus or minus earnings or losses thereon, were refunded to the affected participants as 2004 and 2003 taxable distributions in February 2005 and February 2004, respectively. In addition, approximately $104,000 of 2004 employer contributions that were in excess of IRC limits, plus or minus earnings or losses thereon, were forfeited from the participants’ accounts but remain in the Plan to reduce future employer matching contributions.

Note 4 – Transfers from Subsidiaries’ Savings Plans

Effective April 1, 2004, the Company merged the Champion Subsidiary 401(k) Plan (the “Subsidiary Plan”) into the Plan. The Subsidiary Plan was initially adopted in August 2002 for the benefit of the employees of two of the Company’s wholly owned subsidiaries, Homes of Legend, Inc. (“Homes of Legend”) and Trading Post Mobile Homes, Inc. (“Trading Post”). Assets of the Subsidiary Plan valued at $446,000 were transferred into the Plan in April 2004. Effective May 1, 2004, the Company merged the frozen, qualified savings plans of Homes of Legend and Trading Post into the Plan. The assets of the Homes of Legend, Inc. 401(k) Retirement Plan, valued at $331,000, and of the Trading Post Mobile Homes, Inc. 401(k) Retirement Plan, valued at $619,000, were transferred into the Plan in May 2004.

Champion Enterprises, Inc. Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 4 – Transfers from Subsidiaries’ Savings Plans, continued

In June 2004, the Committee voted to merge the Homes of Merit, Inc. 401(k) Plan, the qualified savings plan of one of the Company’s wholly owned subsidiaries into the Plan. In December 2004, the assets of the Homes of Merit, Inc. 401(k) Plan, valued at approximately $15,800,000, were transferred into the Plan.

In November 2002, the Committee offered to participants of the A-1 Homes Group, Inc. 401(k) Profit Sharing Plan (the “A-1 Homes Plan”), a frozen, qualified savings plan of one of the Company’s wholly owned subsidiaries, the opportunity to transfer their account balances into the Plan. During 2004, A-1 Homes Plan participants with account balances totaling $486,000 elected to transfer their accounts to the Plan. The Committee did not establish a deadline for such transfers to be made; therefore, additional assets may be transferred into the Plan from the A-1 Homes Plan in future years.

Note 5 – Party-in-Interest Transactions

Various administrative expenses of the Plan are borne by the Plan Sponsor. Such amounts were not material for the year ended December 31, 2004. In addition, the Plan invests in funds managed by affiliates of the Trustee and allows for investment in shares of the Company’s common stock. These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.

Note 6 – Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company, most recently, by letter dated October 1, 2001, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan is designed and currently is being operated in compliance with the applicable requirements of the IRC.

The Plan is not subject to income tax under present federal tax law. Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon, including appreciation, allocated to their accounts until actual distribution of such accounts. At that time, the participant is generally taxed on the total amount of the distribution.

Champion Enterprises, Inc. Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 7 – Plan Termination

Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan. Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, employer matching contributions shall become 100% vested and the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as determined by the Committee.

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to Form 5500:

	December 31, 2004	December 31, 2003
	(In thousands)
Net assets available for benefits per the financial statements	$118,789	$94,455
Amounts allocated to withdrawing participants	—	(2)
Net assets available for benefits per the Form 5500	$118,789	$94,453

Year Ended December 31, 2004
(In thousands)

Benefits paid to participants per the financial statements	$13,821
Less: Amounts allocated to withdrawing participants at December 31, 2003	(2)
Benefits paid to participants per Form 5500	$13,819

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2003, but not yet paid as of that date. There were no amounts allocated to withdrawing participants as of December 31, 2004.

Champion Enterprises, Inc. Savings Plan

Schedule I – Schedule of Assets Held at End of Year

Form 5500, Schedule H, Part IV, line 4i

December 31, 2004

	(a) & (b)	(c)	(d)	(e)
Party-in-	Identity of issue, borrower,			Current value
interest	lessor, or similar party	Description of investment	Cost	(amounts in thousands)

*	Champion Enterprises, Inc.	Champion Enterprises, Inc. Common Stock	**	$8,844
*	Fidelity Investments	Common Trust Fund - Fidelity Managed Income Portfolio	**	16,952
		Mutual Funds:
*	Fidelity Investments	Fidelity Magellan Fund	**	19,548
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio	**	12,185
*	Fidelity Investments	Fidelity Equity—Income Fund	**	11,695
*	Fidelity Investments	Fidelity Contrafund	**	11,365
*	Fidelity Investments	Fidelity Capital Appreciation Fund	**	8,022
*	Fidelity Investments	Fidelity Intermediate Bond Fund	**	7,012
*	Fidelity Investments	Fidelity Low—Priced Stock Fund	**	4,840
*	Fidelity Investments	Fidelity Puritan Fund	**	4,794
*	Fidelity Investments	Fidelity Diversified International Fund	**	3,177
*	Fidelity Investments	Fidelity Asset Manager	**	1,652
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	857
*	Fidelity Investments	Fidelity Aggressive Growth Fund	**	811
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	650
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	411
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	330
	Calamos	Calamos Growth A	**	296
*	Fidelity Investments	Fidelity Freedom Income Fund	**	131
*	Fidelity Investments	Fidelity Freedom 2000 Fund	**	108
*	Fidelity Investments	Fidelity Freedom 2015 Fund	**	89
	Managers	Managers Special Equity Fund	**	33
*	Fidelity Investments	Fidelity Freedom 2025 Fund	**	31
*	Fidelity Investments	Fidelity Freedom 2005 Fund	**	26
	American	American Balanced Class R3	**	26
*	Fidelity Investments	Fidelity Cash Reserves	**	21
	Van Kampen	Van Kampen Growth & Income Class A	**	17
	American	American Growth Fund of America Class R3	**	16
	Nations Marsico	Nations Marsico Growth & Income Investment A	**	11
	Pimco	Pimco Renaissance Class A	**	11
*	Fidelity Investments	Fidelity Freedom 2035 Fund	**	4
	Qualcomm, Inc.	Qualcomm, Inc. Common Stock	**	8
	EMC Corporation	EMC Corporation Common Stock	**	6
	Nokia Corporation	Nokia Corporation Common Stock	**	6
	Time Warner, Inc.	Time Warner, Inc. Common Stock	**	6
	Alamosa Holdings, Inc.	Alamosa Holdings, Inc. Common Stock	**	2
	Triquint Semiconductor, Inc.	Triquint Semiconductor, Inc. Common Stock	**	1
	McData Corporation	McData Corporation Common Stock	**	—
	Plan participants	Loans to participants — interest rates ranging from 4.50% — 11.50%	0	4,807
				$118,801

*   Party is considered to be a party-in-interest to the Plan.

** Cost information not required.